January 31, 2020

Laura Abasolo Garc a de Baquedano
Chief Finance and Control Officer
Telefonica S.A.
Distrito Telef nica, Ronda de la Comunicaci n, s/n
28050 Madrid, Spain

       Re: Telefonica S.A.
           Form 20-F for the Year Ended December 31, 2018
           Filed February 21, 2019
           File No. 001-09531

Dear Ms. Abasolo Garc a de Baquedano:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology